EVOLVING GOLD CORPORATION

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated October 29, 2004 with regards to Registration Statement on Form 20-F filed on September 23, 2004.

Comment Number	Page	Response

1		Noted

2	7	The document has been updated.

3	3	References to the Private Securities Litigation Reform Act of 1995 have been removed.

4	3	Noted

5	3	The disclosure has been revised so that it is consistent with federal law.

6		As disclosed in Table 5, we have no debt obligations or indebtedness in the form of indirect or contingent indebtedness.

7		Table 5 is current to within 60 days of filing.

8		The risk factors are grouped together under classified headings related to risks of our industry and risks related to our company.

9		We do not believe that we may be deemed a Passive Foreign Investment Company.

10		We do not believe that there is any conflict of interest between our company and any of our officers and directors.

11	8	We do not intend to enter into any debt obligations within the next twelve months as stated on page 8 of the Registration Statement.

12	11	The disclosure has been modified as requested.

13	9	As stated on page 9, we do not carry key person insurance on senior management and other personnel.

14	10	The disclosure has been expanded as requested.

15	12	It is now disclosed that the reason the name was changed to Evolving Gold Corp. is because management felt it was more appropriate than the prior name which was simply a numerical designation.

16	13	The phrase, “because of common management” has been added to the disclosure.

17	15	Management believes that approximately $500,000 will have to be spent on further drilling and engineering studies.

18	15	Zimtu owns 5.5% of the outstanding shares of Evolving Gold Corp.

19

Management believes that the option agreement between the company and Zimtu was conducted in an arms length manner because they believe that the transaction was on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

20	15	It is disclosed that if the expenditures are not made the Issuer will forfeit its interest in the property.

21		The disclosure pertaining to the Murray Property relates to the one mineral claim.

22	17	The private placements referred to took place in Canada.

23	22	It is now disclosed that Dr. Osterman has been self-employed for the past five years.

24	21, 22	The amount of time that each officer spends on the affairs of the Issuer is now disclosed.

25	24	It is now disclosed that the independent contractors are individuals who perform work on the Issuer’s property.

26	30	The requested disclosure has been added.

27	28	The accounting fees were related to the audit work pertaining to the Issuer’s annual financial statements.

28	8, 10, 19	The disclosure has been altered as directed.

29	17	A map has been added showing the location and access to the property.

30		Management believes that this risk is addressed in both of the first risk factors included. Management does not believe that, in all probability, their properties do not contain any reserves.

31	19	The requested disclosure has been added.

32		The text has been revised as requested.

33	19	The requested disclosure has been added.

34	19	The name of the geologist who produced the technical report is disclosed and a written consent is now provided.